SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 29, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Financial Report Q1/2014

Interim consolidated financial statements for the three months ended March 31, 2014

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other leading-edge applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (PVPD®), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”).

AIXTRON is committed to investing continuously in research and development projects to not only further strengthen the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors and next generation memory applications.

2. Macroeconomic and Industry Developments

Macroeconomic developments

So far, the global economy is still set to expand at a somewhat greater pace than in 2013 and there are currently no observations of major distortions to the global economic environment. However, the global recovery remains fragile. Downside risks arise especially from emerging market economies, the unexpectedly low level of inflation in advanced economies and geopolitical developments such as the Crimea crisis.

The International Monetary Fund (IMF, in its April 2014 World Economic Outlook) has only slightly adjusted its growth projections compared to the January 2014 WEO update as a result of lower expectations for emerging and developing countries. The IMF reduced its growth forecast for these countries to 4.9% in 2014 (January 2014: 5.1%) and 5.3% in 2015 (January 2014: 5.4%). Global growth is forecast to increase from 3.0% in 2013 to 3.6% in 2014 and 3.9% in 2015. The positive development in 2014 is mainly attributable to the advanced economies with strong growth in the US (2.8%), the UK (2.9%), Canada (2.3%) and the Euro area returning from -0.5% in 2013 to +1.2% in 2014.

Thus, AIXTRON does currently not expect the global economic environment to negatively affect its business development in 2014.

In the first quarter of 2014, the US dollar exchange rate moved in a range between 1.35 USD/EUR and 1.39 USD/EUR. The most important factors for the exchange rate development were a number of positive economic data from the Euro zone, resulting in a continued depreciation of the US dollar from February, as well as the political tensions in the Crimea, which led to a temporary rebound of the US dollar as a safe harbor. Compared to the previous year’s closing price of 1.377 USD/EUR the US dollar exchange rate at the end of the first quarter was broadly unchanged at 1.375 USD/EUR. Compared to the first quarter 2013 (closing price: 1.282 USD/EUR) the US dollar was down by approximately 7%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first three months of 2014 was 1.37 USD/EUR (Q1/2013: 1.33 USD/EUR; Q4/2013: 1.36 USD/EUR). Thus, compared to the previous year, the US dollar was down 3%, having a negative effect on AIXTRON’s US dollar denominated revenue and earnings in the first quarter 2014.

Industry developments

With persistently high capacity utilization rates at leading LED manufacturers there are a number of indications that demand for LEDs continues to be on the rise. Pricing competition in the bulb replacement market is driving LED bulb prices down and consumer demand up. According to independent market research firm Strategies Unlimited, worldwide revenues for LED bulbs in replacement class A19 - the most commonly used light bulb type - amounted to USD 1.0bn in 2013 and are expected to increase to USD 5.2bn in 2018. In March 2014 for example, a US manufacturer introduced a 100-watt equivalent LED light bulb at USD 19.97, while 60-watt equivalent LED light bulbs are reduced to USD 9.97. Strategies Unlimited estimates that LED revenues amounted to USD 14.4bn in 2013 and are expected to increase to USD 25.9bn in 2018 with double digit growth in general lighting applications.

3. Business Performance and Key Developments

Utilization rates of most tier one LED chip manufacturers remain high. Despite a slightly more positive market sentiment, investments in LED manufacturing capacity have not increased noticeably. Thus, at EUR 37.7m AIXTRON’s order intake in the first quarter 2014 improved by 26% year-on-year and remained stable sequentially (Q1/2013: EUR 29.9m; Q4/2013: EUR 37.1m).

Revenues amounting to EUR 43.9m in Q1/2014 showed a slight improvement against the previous year but in general remained at a low level (Q1/2013: EUR 40.2m; Q4/2013: EUR 51.1m).

First quarter cost of sales at EUR 33.1m (Q1/2013: EUR 87.9m; Q4/2013: EUR 33.6m) were significantly lower year-on-year which is mainly due to the previous year’s inventory write-downs of EUR 43.0m and remained stable compared to the previous quarter.

This resulted year-on-year in a significantly improved Q1/2014 gross profit amounting to EUR 10.8m. Sequentially, gross profit was 38% lower than in the previous quarter, which was, besides the sequentially lower revenue mainly due to a less favorable product mix (Q1/2013: EUR -47.7m; Q4/2013: EUR 17.4m).

The operating expenses at EUR 21.7m were lower sequentially and year-on-year, which was partially due to restructuring charges of EUR 3.0m that were included in the previous years’ figure (Q1/2013: EUR 28.6m; Q4/2013: EUR 30.0m).

In the first months of 2014, AIXTRON started operations of a new R&D tool that demonstrates the core processes used to produce organic semiconductors. This enables the various processes for the deposition of organic thin-films which are required for the manufacture of OLEDs and flexible electronics to be demonstrated efficiently and under industrial production conditions. The R&D cluster offers industrial customers and research partners an integrated environment for comprehensive demonstration of the various processes at device level. Flawless integration with pre- and post-processing, as well as the possibility to characterize fabricated devices will allow for fast and comprehensive demonstration of the specific advantages offered by AIXTRON’s core technologies OVPD and PVPD™.

Additionally, AIXTRON was involved with a number of different publicly funded R&D projects, an example of which can be found in section 4.2 Development of Results.

As a result of the above mentioned business development the Q1/2014 EBIT at EUR -10.9m improved both against the previous year and the previous quarter (Q1/2013: EUR -76.3m; Q4/2013: EUR -12.6m).

The net result for Q1/2014 amounted to EUR -11.8m (Q1/2013: -76.0m; Q4/2013: EUR -14.8m).

The operating cash flow in Q1/2014 amounted to EUR -9.8m (Q1/2013: EUR 10.1m; Q4/2013: EUR 3.4m). Mainly due to the losses incurred and to tax payments made in Q1/2014, the free cash flow was EUR -13.8m (Q1/2013: EUR 9.3m; Q4/2013: -0.2m).

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 292.0m as of March 31, 2014 (Dec. 31, 2013: EUR 306.3m), and continues to record no bank borrowings.

4. Results of Operations

4.1. Development of Revenues

During the first three months of 2014, AIXTRON recorded total revenues of EUR 43.9m, an increase of EUR 3.7m, or 9%, compared to the same period last year (Q1/2013: EUR 40.2m) reflecting the continued subdued market demand for semiconductor deposition equipment. Compared to the previous quarter, revenues decreased by 14% from EUR 51.1m in Q4/2013.

Equipment revenues in Q1/2014 were EUR 32.1m (Q1/2013: EUR 29.4m; Q4/2013: EUR 39.2m), representing 73% of the total Q1/2014 revenues (Q1/2013: 73%; Q4/2013: 77%).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first three months 2014 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and general lighting applications. The next biggest end-market in terms of revenues for AIXTRON equipment in the first three months of 2014 was equipment for the production of DRAM memory chips.

The remaining revenues were generated by the sale of spares and service and were 27% of total revenues in Q1/2014 (Q1/2013: 27%; Q4/2013: 23%).

	2014		2013
Revenues by Equipment, Spares &	Q1		Q1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	32.1	73	29.4	73	2.7	9
Other revenues (service, spare parts, etc.)	11.8	27	10.8	27	1.0	9
Total	43.9	100	40.2	100	3.7	9

79% of total revenues in Q1/2014 were generated by sales to customers in Asia. This is 9 percentage points less than in the previous year (Q1/2013: 88%; Q4/2013: 76%). Meanwhile, 17% of revenues were generated in Europe (Q1/2013: 5%; Q4/2013: 13%) and the remaining 4% in the USA (Q1/2013: 7%; Q4/2013: 11%).

	2014		2013
	Q1		Q1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	34.6	79	35.2	88	-0.6	-2
Europe	7.4	17	2.2	5	5.3	241
USA	1.9	4	2.8	7	-0.9	-32
Total	43.9	100	40.2	100	3.7	9

4.2. Development of Results

	2014 Q1		2013 Q1		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	33.1	75	87.9	219	-54.8	-62
Gross profit	10.8	25	-47.7	-119	58.5	123
Operating costs	21.7	49	28.6	71	-6.9	-24
Selling expenses	3.9	9	6.9	17	-3.0	-43
General and administration expenses	5.1	12	5.4	13	-0.3	-6
Research and development costs	13.7	31	16.6	41	-2.9	-17
Net other operating (income) and expenses	-1.1	-3	-0.3	-1	-0.8	267

Cost of sales in Q1/2014 decreased by 62% year-on-year from EUR 87.9m in Q1/2013 to EUR 33.1m (75% of revenues). This reduction is mainly attributable to inventory write-downs of EUR 43.0m executed in Q1/2013 and lower restructuring costs (Q1/2013: EUR 3.0m). Sequentially, as a result of a less favorable product mix, cost of sales was  broadly unchanged from EUR 33.6m (66% of revenues) recorded in Q4/2013.

Against this background, the Company’s gross profit in Q1/2014 increased year-on-year to EUR 10.8m (Q1/2013: EUR -47.7m), resulting in a gross margin of 25% (Q1/2013: -119%). Compared to the previous quarter (Q4/2013: EUR 17.4m), the gross profit was down by 38%, mainly due to the aforementioned relative increase of cost of sales.

Operating expenses in Q1/2014 amounted to EUR 21.7m and showed a decrease of 24% compared to EUR 28.6m in Q1/2013, partially due to restructuring charges of EUR 3.0m that were included in the previous years’ figure. In a quarterly sequential comparison, operating costs were reduced by 28% from the EUR 30.0m recorded in Q4/2013.

The operating cost development was influenced by the following single factors:

Mainly due to lower volume related costs, selling expenses in Q1/2014 decreased year-on-year by 43% and sequentially by 50% to EUR 3.9m (Q1/2013: 6.9m; Q4/2013: EUR 7.8m). Selling expenses relative to revenues were down 8 percentage points from 17% in Q1/2013 (Q4/2013: 15%) to 9% in Q1/2014.

In Q1/2014, general and administration expenses remained virtually stable year-on-year and sequentially at EUR 5.1m (Q1/2013: EUR 5.4m; Q4/2013: EUR 4.6m).

Research and development costs in Q1/2014 decreased year-on-year by 17% to EUR 13.7m (Q1/2013: EUR 16.6m; Q4/2013: 15.8m) but at 31% of revenues still remained at a comparatively high level.

This development underlines once again the important strategic significance of AIXTRON’s internal R&D capabilities, providing a competitive, state-of-the-art technology portfolio and supporting the future business development. These R&D expenditures are being made very specifically in the Company’s targeted future markets such as OLED and Power Electronics and are monitored very closely.

A recent example of such R&D activities is the completion of the publicly funded NeuLand project, which aims to reduce losses in feeding electricity into the grid. Together with the other project partners AZZURRO Semiconductors, MicroGaN, Infineon Technologies, SiCrystal and SMA Solar Technology, a reduction of those losses by 35%, using innovative, highly-integrated semiconductor devices based on silicon carbide (SiC) and gallium nitride on silicon (GaN-on-Si) was achieved under laboratory conditions. Such power semiconductors are used predominantly in switch-mode power supplies for PC and TV sets, solar inverters or motor drives.

Key R&D Information	2014 Q1	2013 Q1	+/-
R&D expenses (million EUR)	13.7	16.6	-17%
R&D expenses, % of sales	31	41
R&D employees (period average)	273	329	-17%
R&D employees, % of total headcount (period average)	35	35

Net other operating income and expenses in the first three months of 2014 resulted in an income of EUR 1.1m (Q1/2013: EUR 0.3m income; Q4/2013: EUR 1.8m expense).

In Q1/2014, AIXTRON recorded a net currency income of EUR 0.6m (Q1/2013: expense of EUR 0.6m; Q4/2013: income of EUR 0.5m) from foreign currency transactions and translation differences.

EUR 0.4m of R&D grants, received in Q1/2014 (Q1/2013: EUR 0.8m; Q4/2013: EUR 0.1m), were recorded as ‘other operating income’.

The absolute operating result (EBIT) increased in a year-on-year comparison by EUR 65.4m from EUR -76.3m in Q1/2013 to EUR -10.9m in Q1/2014 (Q4/2013: EUR -12.6m). Besides the reduced operating costs, this is mainly due to the unusual items of EUR 49.1m recorded in Q1/2013.

Result before taxes improved year-on-year by EUR 65.3m from EUR -76.0m in Q1/2013 to EUR -10.7m in Q1/2014 (Q4/2013: EUR -12.7m), including a net finance income of EUR 0.2m in Q1/2014 (Q1/2013: EUR 0.3m; Q4/2013: EUR -0.1m).

In Q1/2014, AIXTRON recorded a country specific tax expense of EUR 1.1m (Q1/2013: EUR 22k tax credit; Q4/2013: EUR 2.1m tax expense).

The Company’s net result increased by EUR 64.2m year-on-year from EUR -76.0m in Q1/2013 (Q4/2013: EUR -14.8m) to EUR -11.8m in Q1/2014.

4.3. Development of Orders

Equipment Orders	2014	2013	+/-
(in EUR million)	Q1	Q1	m EUR	%
Equipment order intake	37.7	29.9	7.8	26
Equipment order backlog (end of period)	64.2	78.4	-14.2	-18

In Q1/2014, equipment order intake was up year-on-year at EUR 37.7m and was EUR 7.8m higher than the EUR 29.9m in Q1/2013. Sequentially, the equipment order intake remained stable compared to the previous quarter (Q4/2013: EUR 37.1m), reflecting the still subdued market demand. As a matter of internal policy, the 2014 order intake in US dollars is recorded at the current 2014 budget exchange rate of 1.35 USD/EUR (2013: 1.30 USD/EUR).

The total equipment order backlog of EUR 64.2m as at March 31, 2014 was 18% lower than the EUR 78.4m at the same point in time in 2013, and 10% higher than the 2014 opening backlog of EUR 58.1m, revalued as of January 1, 2014, at the US dollar exchange rate of 1.35 USD/EUR valid at that time.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise  all of the following minimum criteria:

1.             the receipt of a firm written purchase order

2.             the receipt of the agreed deposit

3.             accessibility to the required shipping documentation

4.             a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2014 and December 31, 2013.

The equity ratio remained stable at 82% as of March 31, 2014, compared to 83% as of December 31, 2013.

The AIXTRON Group’s capital expenditures for the first three months of 2014 amounted to EUR 4.0m (Q1/2013: EUR 1.7m; Q4/2013: EUR 3.4m), of which EUR 3.9m (Q1/2013: EUR 1.6m; Q4/2013: EUR 3.4m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased slightly to EUR 292.0m (EUR 133.0m + EUR 159.0m cash deposits) as of March 31, 2014 compared to EUR 306.3m (EUR 167.5m + EUR 138.9m cash deposits) as of December 31, 2013.

The value of property, plant and equipment was virtually stable at EUR 80.2m as of March 31, 2014 (EUR 79.9m as of December 31, 2013).

The value of goodwill at EUR 64.2m as per March 31, 2014 also remained stable compared to EUR 64.1m as per December 31, 2013. There were no additions or impairments in the first three months of 2014. The minimal differences were solely due to exchange rate fluctuations.

The value of other intangible assets decreased from EUR 3.1m as per December 31, 2013 to EUR 2.8m as per March 31, 2014. Differences arose mainly from amortization.

Inventories, including raw materials, unfinished and finished goods, were broadly unchanged at EUR 67.0m as per March 31, 2014, compared to EUR 66.2m as of December 31, 2013.

Advance payments from customers showed a slight increase by EUR 3.6m to EUR 49.8m as of March 31, 2014 compared to EUR 46.2m as of December 31, 2013.

Trade receivables decreased slightly from EUR 27.7m as of December 31, 2013 to EUR 26.2m as of March 31, 2014, reflecting the business development in the first three months 2014.

Other current provisions were down by EUR 4.9m from EUR 32.1m as of December 31, 2013 to EUR 27.2m as of March 31, 2014, mainly due to the progression of the restructuring process.

6. Opportunities and Risks

AIXTRON believes the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Increased usage of GaN based devices for energy efficient power electronics.

•                  Development of next generation NAND, DRAM and PCRAM memory devices.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

Mid- to Long term

•                  Increasing use of LEDs for industrial lighting.

•                  Progress in the development of technologies for large area OLED displays as well as organic material large area deposition and OLED lighting.

•                  Further progress in the development of GaN-on-Silicon LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e. g. substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2013 and in the section “Risk Factors” in AIXTRON’s 2013 20-F Report, which was filed with the U.S. Securities and Exchange Commission on February 25, 2014. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first three months of 2014, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2013 Annual Report/20-F Report referred to above.

7. Outlook

Global demand for LEDs continues to increase, driven by the growing adoption of LEDs in the general lighting market. Although there is increasingly positive sentiment in LED end markets, AIXTRON customers remained hesitant to expand LED production capacity on a larger scale. However, Management expects the demand for MOCVD production capacity to pick up as demand for LEDs increases further. Nevertheless, the exact timing and extent of such a pickup remains difficult to predict as our order visibility remains low.

Management therefore reiterates its guidance made at the end of February for 2014 for revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. That said, Management does expect a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

AIXTRON remains committed to the realization of its technology and product roadmap, which is seen as an integral part of the Company’s future. AIXTRON will remain particularly focused on the release of a new generation of MOCVD equipment. At the same time, AIXTRON will continue projects within the 5-Point-Program to increase efficiencies across the business, with a particular emphasis on costs and cash usage.

AIXTRON continues to expect that no external bank debt financing will be required in 2014. Furthermore, AIXTRON expects to retain its strong equity base in the foreseeable future.

As of March 31, 2014, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

* unaudited

in EUR thousands	Q1/2014	Q1/2013

Revenues	43,946	40,225
Cost of sales	33,144	87,884
Gross profit	10,802	-47,659

Selling expenses	3,922	6,937
General administration expenses	5,136	5,366
Research and development costs	13,743	16,629
Other operating income	1,134	999
Other operating expenses	28	688
Operating result	-10,893	-76,280

Finance income	220	277
Finance expense	9	1
Net finance income	211	276
Result before taxes	-10,682	-76,004

Taxes on income	1,113	-22
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-11,795	-75,982

Basic earnings per share (EUR)	-0.11	-0.75
Diluted earnings per share (EUR)	-0.11	-0.75

2. Consolidated Statement of other Comprehensive Income*

* unaudited

in EUR thousands	Q1/2014	Q1/2013

Profit / Loss	-11,795	-75,982

Currency translation adjustment	-660	-650
Other comprehensive income	-660	-650
Total comprehensive income attributable to equity holders of AIXTRON SE	-12,455	-76,632

3. Consolidated Statement of Financial Position*

* unaudited

in EUR thousands	31.03.14	31.12.13
Assets
Property, plant and equipment	80,241	79,866
Goodwill	64,195	64,115
Other intangible assets	2,769	3,058
Other non-current assets	816	907
Deferred tax assets	4,633	4,613
Tax assets	176	177
Total non-current assets	152,830	152,736
Inventories	67,026	66,183
Trade receivables less allowance kEUR 1,784 (2013: kEUR 1,821)	26,232	27,654
Current tax assets	8,005	5,388
Other current assets	7,018	4,925
Other financial assets	159,044	138,853
Cash and cash equivalents	132,995	167,454
Total current assets	400,320	410,457
Total assets	553,150	563,193

Liabilities and shareholders’ equity

Subscribed capital
Number of shares: 111,545,370 (2013: 111,534,520)	111,545	111,535
Additional paid-in capital	370,992	370,842
Retained earnings/ Accumulated deficit	-20,086	-8,291

Income and expenses recognized in equity	-9,343	-8,683
Total shareholders’ equity	453,108	465,403
Other non-current liabilities	64	92
Other non-current accruals and provisions	1,816	1,977
Deferred tax liabilities	333	300
Total non-current liabilities	2,213	2,369
Trade payables	17,054	13,517
Advance payments from customers	49,780	46,188
Other current accruals and provisions	27,203	32,080
Other current liabilities	2,672	2,948
Current tax liabilities	1,120	688

Total current liabilities	97,829	95,421
Total liabilities	100,042	97,790
Total liabilities and shareholders’ equity	553,150	563,193

4. Consolidated Statement of Cash Flows*

* unaudited

in EUR thousands	Q1/2014	Q1/2013
Cash inflow from operating activities
Net income for the period (after taxes)	-11,795	-75,982
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	88	694
Depreciation and amortization expense	3,775	3,650
Net result from disposal of property, plant and equipment	15	-42
Deferred income taxes	7	525

Change in
Inventories	-855	51,137
Trade receivables	1,284	10,488
Other assets	-4,569	-928
Trade payables	3,561	-1,814
Provisions and other liabilities	-4,716	12,186
Non-current liabilities	-191	1,466
Advance payments from customers	3,578	8,750
Cash inflow from operating activities	-9,818	10,130

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-3,895	-1,643
Capital expenditures in intangible assets	-71	-29
Proceeds from disposal of fixed assets	5	793
Bank deposits with a maturity of more than 90 days	-20,311	3,885
Cash inflow/outflow from investing activities	-24,272	3,006

Cash inflow/outflow from financing activities

Proceeds from issue of equity shares	72	452
Cash inflow/outflow from financing activities	72	452

Effect of changes in exchange rates on cash and cash equivalents	-442	192
Net change in cash and cash equivalents	-34,460	13,780
Cash and cash equivalents at the beginning of the period	167,454	99,734

Cash and cash equivalents at the end of the period	132,994	113,514

Interest received	154	519
Income taxes paid	-3,799	5,972
Income taxes received	151	-70

5. Consolidated Statement of Changes in Equity*

* unaudited

	Income and expense recognized directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Retained Earnings/ Accumulated	Shareholders’ equity attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2014	111,535	370,842	-8,683	-8,291	465,403

Share based payments		88			88
Issue of shares for options	10	62			72
Net income for the period				-11,795	-11,795
Other comprehensive income			-660		-660
Total comprehensive income			-660	-11,795	-12,455
Balance at March 31, 2014	111,545	370,992	-9,343	-20,086	453,108

	Income and expense recognized directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Retained Earnings/ Accumulated	Shareholders’ equity attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2013	100,896	278,952	-2,553	92,725	470,020

Share based payments		703			703
Issue of shares for options	105	348			453
Net income for the period				-75,982	-75,982
Other comprehensive income			-650		-650
Total comprehensive income			-650	-75,982	-76,632
Balance at March 31, 2013	101,001	280,003	-3,203	16,743	394,544

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale, California (USA). In comparison with December 31, 2013, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2014	34,570	7,461	1,915	43,946
	Q1/2013	35,194	2,235	2,796	40,225
Segment assets (property, plant and equipment)	31.03.14	3,962	74,854	1,425	80,241
	31.12.13	4,272	74,058	1,535	79,865

3. Stock Option Plans

In the first three months of 2014, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	Mar-31 2014	Exercised	Expired/Forfeited	Allocation	31.12.13
Stock options	2,496,945	10,850	151,906	0	2,659,701
Underlying shares	3,103,321	10,850	169,264	0	3,283,435

AIXTRON ADS	Mar-31 2014	Exercised	Expired/Forfeited	Allocation	31.12.13
Stock options	5,590	0	0	0	5,590
Underlying shares	5,590	0	0	0	5,590

4. Employees

The total number of employees decreased from 918 on March 31, 2013 to 785 persons on March 31, 2014.

	2014		2013		+/-
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	165	21	179	19	-14	-8
Europe	497	63	629	69	-132	-21
USA	123	16	110	12	13	12
Total	785	100	918	100	-133	-15

	2014		2013		+/-
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales	67	8	74	8	-7	-10
Research and Development	275	35	327	36	-52	-16
Manufacturing and Service	341	44	409	45	-68	-17
Administration	102	13	108	12	-6	-6
Total	785	100	918	100	-133	-15

5. Management

As compared to December 31, 2013, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2014.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2014.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2014 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, April 2014

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: April 29, 2014

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO